Exhibit 8.1

List of significant subsidiaries of ReNew Global Energy plc as of August 23, 2021

S.No.	Subsidiary name	Jurisdiction of incorporation
1.	ReNew Power Private Limited	India

2.	ReNew Solar Power Private Limited	India

3.	ReNew Services Private Limited	India

4.	Renew Wind Energy (AP 2) Private Limited	India

5.	RMG Acquisition Corporation II	Cayman Islands